                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)(1)



                             Visual Data Corporation
                        -------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                        -------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    928428200
                        -------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2002
                        -------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO.  928428200
           ---------

1.       Names of Reporting Persons. HALIFAX FUND, L.P.
         I.R.S. Identification Nos. of above persons (entities only).


         ----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)                                X
             ------------------------------------------------------------------
         (b)
             ------------------------------------------------------------------


3.       SEC USE ONLY
                      ---------------------------------------------------------

4.       Citizenship or Place of Organization     Cayman Islands, BWI
                                               -------------------------


         Number of                  5.   Sole Voting Power        -0-
         Shares                                            ---------------------
         Beneficially
         Owned by                   6.   Shared Voting Power      3,445,322
         Each                                                -------------------
         Reporting
         Person With                7.   Sole Dispositive Power   -0-
                                                                ----------------

                                    8.   Shared Dispositive Power 3,445,322
                                                                  --------------


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,445,322
         ----------------------------------------------------------------------


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                         ------

11.      Percent of Class Represented by Amount in Row (9)    9.99%
                                                           --------------------

12.      Type of Reporting Person (See Instructions)          PN
                                                     --------------------------

                                  SCHEDULE 13G


CUSIP NO.  928428200
           ---------

1. Names of Reporting Persons. PALLADIN OPPORTUNITY FUND, LLC I.R.S. Identification Nos. of above persons (entities only).


         ----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)                                X
             ------------------------------------------------------------------
         (b)
             ------------------------------------------------------------------


3.       SEC USE ONLY
                     ----------------------------------------------------------

4.       Citizenship or Place of Organization                 Delaware
                                              ---------------------------------


         Number of                  5.   Sole Voting Power         -0-
         Shares                                            --------------------
         Beneficially
         Owned by                   6.   Shared Voting Power        3,445,322
         Each                                                ------------------
         Reporting
         Person With                7.   Sole Dispositive Power     -0-
                                                                ---------------

                                    8.   Shared Dispositive Power    3,445,322
                                                                  -------------


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,445,322
         ----------------------------------------------------------------------


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          -----

11.      Percent of Class Represented by Amount in Row (9)    9.99%
                                                           --------------------

12.      Type of Reporting Person (See Instructions)           OO
                                                     --------------------------

                                  SCHEDULE 13G


CUSIP NO.  928428200
           ---------

1.       Names of Reporting Persons. THE PALLADIN GROUP, L.P.
         I.R.S. Identification Nos. of above persons (entities only).




2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)                                X
             ------------------------------------------------------------------
         (b)
             ------------------------------------------------------------------


3.       SEC USE ONLY
                      ---------------------------------------------------------

4.       Citizenship or Place of Organization                 Texas
                                              ---------------------------------


         Number of                  5.   Sole Voting Power         -0-
         Shares                                            --------------------
         Beneficially
         Owned by                   6.   Shared Voting Power       3,445,322
         Each                                                ------------------
         Reporting
         Person With                7.   Sole Dispositive Power    -0-
                                                                ----------

                                    8.   Shared Dispositive Power  3,445,322
                                                                 --------------


9.        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,445,322
          ---------------------------------------------------------------------

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.       Percent of Class Represented by Amount in Row (9)        9.99%
                                                           --------------------

12.      Type of Reporting Person (See Instructions)               PN
                                                     --------------------------

ITEM 1.

         (a)      NAME OF ISSUER:

                  Visual Data Corporation

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Visual Data Corporation
                  1291 SW 29th Avenue
                  Pompano, Florida 33069

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  The names of the persons filing this statement on Schedule 13G are: Halifax Fund, L.P., a Cayman Islands limited partnership ("Halifax"), Palladin Opportunity Fund, LLC, a Delaware limited liability company ("POF"), and The Palladin Group, L.P., a Texas limited partnership ("Palladin"). Yarmouth Investments, Ltd., a Cayman Islands corporation ("Yarmouth"), is the general partner of Halifax. Palladin Asset Management, L.L.C., a Delaware limited liability company ("PAM"), is the managing member of POF. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of Halifax and POF. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax and POF, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. Yarmouth, PAM and PCM are controlled by Jeffrey Devers.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Halifax

                  The business address of Halifax is c/o Huntlaw Corporate Services, Ltd., The Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Islands.

                  POF

                  The business address of POF is c/o The Palladin Group, L.P., 195 Maplewood Avenue, Maplewood, New Jersey 07040.

                  Palladin

                  The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

         (c)      CITIZENSHIP:

                  Halifax is a limited partnership formed under the laws of the Cayman Islands.

                  POF is a limited liability company formed under the laws of Delaware.

                  Palladin is a limited partnership formed under the laws of Texas.

(d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock

(e)      CUSIP NUMBER:

                  928428200


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [  ]     Broker or dealer registered under Section 15 of the Exchange Act.
         (b)      [  ]     Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)      [  ]     Insurance company as defined in Section 3(a)(19) of the Exchange Act.
         (d)      [  ]     Investment company registered under Section 8 of the Investment
                           Company Act.
         (e)      [  ]     An investment adviser in accordance with Rule 13d-1(b)1(ii)(E).
         (f)      [  ]     An employee benefit plan or endowment fund in accordance with
                           Rule 13d-1(b)(1)(ii)(F).
         (g)      [  ]     A parent holding company or control person in accordance with
                           Rule 13d-1(b)(1)(ii)(G).
         (h)      [  ]     A savings associations as defined in Section 3(b) of the Federal
                           Deposit Insurance Act.
         (i)      [  ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
         (j)      [  ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  Halifax and Palladin together beneficially own a total of 4,035,581 shares of Common Stock (the sum of (i) 3,468,900 shares of Common Stock into which Halifax's 6% Convertible Debentures are convertible, (ii) 236,144 shares of Common Stock for which Halifax's Common Stock Purchase Warrants are exercisable, and (iii) 330,537 shares of Common Stock held by Halifax).

                  POF and Palladin together beneficially own a total of 3,760,399 shares of Common Stock (the sum of (i) 3,252,850 shares of Common Stock into which POF's 6% Convertible Debentures are convertible, (ii) 236,144 shares of Common Stock for which POF's Common Stock Purchase Warrants are exercisable, and (iii) 271,305 shares of Common Stock held by
                  POF).

                  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Persons' 6% Convertible Debentures and Common Stock Purchase Warrants are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

                  Therefore, in accordance with the Ownership Limitation, Halifax, POF and Palladin, based upon 31,355,914 shares of Common Stock outstanding, together beneficially own an aggregate of 3,445,322 shares of Common Stock, and disclaim beneficial ownership of 4,350,558 shares of Common Stock.

         (b)      Percent of class:

                  Halifax's and Palladin's beneficial ownership of 3,445,322 shares of Common Stock constitutes 9.99% of the outstanding shares of Common Stock.

                  POF's and Palladin's beneficial ownership of 3,445,322 shares of Common Stock constitutes 9.99% of the outstanding shares of Common Stock.

                  Palladin's beneficial ownership of 3,445,322 shares of Common Stock constitutes 9.99% of the outstanding shares of Common Stock.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           Not applicable

                  (ii)     Shared power to vote or to direct the vote:

                           Halifax and Palladin together have shared power to vote or direct the vote of 3,445,322 shares of Common Stock.

                           POF and Palladin together have shared power to vote or direct the vote of 3,445,322 shares of Common Stock.

                           Halifax, POF and Palladin together have shared power to vote or direct the vote of 3,445,322 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of:

                           Not applicable

                  (iv) Shared power to dispose or to direct the disposition of:

                           Halifax and Palladin together have shared power to dispose or direct the disposition of 3,445,322 shares of Common Stock.

                           POF and Palladin together have shared power to dispose or direct the disposition of 3,445,322 shares of Common Stock.

                           Halifax, POF and Palladin together have shared power to dispose or direct the disposition of 3,445,322 shares of Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


ITEM 10.          CERTIFICATION

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

         Dated: February 14, 2003

                                            HALIFAX FUND, L.P.

                                            By:      Yarmouth Investments, Ltd.,
                                                     its General Partner


                                                     By:    /s/ Maurice Hryshko
                                                            -------------------
                                                            Maurice Hryshko
                                                            Authorized Person


                                            PALLADIN OPPORTUNITY FUND, LLC

                                            By:      Palladin Asset Management,
                                                     L.L.C., its Managing Member


                                                     By:    /s/ Maurice Hryshko
                                                            -------------------
                                                            Maurice Hryshko
                                                            Authorized Person




                                            THE PALLADIN GROUP, L.P.

                                            By:      Palladin Capital
                                                     Management, LLC, its
                                                     General Partner


                                                     By:    /s/ Maurice Hryshko
                                                            -------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Visual Data Corporation dated February 14, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 14, 2003


                                            HALIFAX FUND, L.P.

                                            By:      Yarmouth Investments, Ltd.,
                                                     its General Partner


                                                     By:    /s/ Maurice Hryshko
                                                            -------------------
                                                            Maurice Hryshko
                                                            Authorized Person



                                            PALLADIN OPPORTUNITY FUND, LLC

                                            By:      Palladin Asset Management,
                                                     L.L.C., its Managing Member


                                                     By:    /s/ Maurice Hryshko
                                                            -------------------
                                                            Maurice Hryshko
                                                            Authorized Person



                                            THE PALLADIN GROUP, L.P.

                                            By:      Palladin Capital
                                                     Management, LLC, its
                                                     General Partner


                                                     By:    /s/ Maurice Hryshko
                                                            -------------------
                                                            Maurice Hryshko
                                                            Authorized Person